UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month ended May 2024

Commission File No. 001-41493

LICHEN CHINA LIMITED

(Translation of registrant’s name into English)

15th Floor, Xingang Square, Hubin North Road,

Siming District, Xiamen City,

Fujian Province, China, 361013

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒      Form 40-F ☐

Entry into Material Definitive Agreements

On May 2, 2024, Lichen China Limited (the “Company”) entered into securities purchase agreements (the “Securities Purchase Agreements”) with eight purchasers, each an unrelated third party to the Company (collectively, the “Purchasers”). Pursuant to the Securities Purchase Agreements, the Purchasers agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Purchasers, an aggregate of 10,380,000 Class A ordinary shares, par value $0.00004 per share (the “Class A Ordinary Shares”), at a purchase price of $0.70 per share, and for an aggregate purchase price of $7,266,000 (the “Offering”). The Class A Ordinary Shares were offered under the Company’s registration statement on Form F-3 (File No. 333-277230), initially filed with the U.S. Securities and Exchange Commission on February 21, 2024 and declared effective on March 1, 2024 (the “Registration Statement”). A prospectus supplement to the Registration Statement in connection with this Offering was filed with the U.S. Securities and Exchange Commission on May 6, 2024. The Securities Purchase Agreements, the transactions contemplated thereby, and the issuance of the Class A Ordinary Shares have been approved by the Company’s board of directors.

The Company expects to receive gross proceeds of approximately $7,266,000 from the issuance and sale of the Class A Ordinary Shares and expects the settlement thereof to occur in accordance with the terms of the Securities Purchase Agreements. The closing of the transactions contemplated by the Securities Purchase Agreements shall take place on the respective dates mutually agreed by the Company and the Purchasers.

The foregoing description of the Securities Purchase Agreements is qualified in its entirety by reference to the full text of the Form of Securities Purchase Agreement, which is filed as Exhibit 10.1 to this Form 6-K and is incorporated herein by reference.

This current report on form 6-K is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-277230).

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Lichen China Limited

Date: May 6, 2024	By:	/s/ Ya Li
	Name:	Ya Li
	Title	Chief Executive Officer

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